Filed by AIR Holdings Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: AIR Limited

Cantor Equity Partners III, Inc., Commission File No. 001-42716

Date: December 5, 2025

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

On December 4, 2025, Stuart Brazier (“SB”), Chief Executive Officer of AIR, was interviewed by Ben Rabizadeh (“Host”), of StoryTrading [YouTube] with Dougie Fresh Picks (“DFP”) and Rhett Foster (“RF”) in attendance. The transcript of this interview is below.

Host: Good morning, we have the CEO of AIR Inhalation Systems, Advanced Inhalation Rituals here AIR, Stuart Brazier. We just talked to you about a month ago, we’ve got some updates to talk about. How are you doing this morning?

SB: Very good, Ben. Evening for me, actually, I’m in Dubai so.

Host: Oh, that’s right. Good evening to you.

SB: Nice to see you bright and early.

Host: Awesome! I’m just going to give a quick overview and then I’m going to bring my colleague on because he is interested in speaking with you as well – @DougieFreshPicks.

SB: Sure.

Host: I’ll bring you on from the backstage in just a moment, Dougie. But just to give a high level overview of what we talked about before here, this company, Advanced Inhalation Rituals, has agreed to do a SPAC merger with Cantor Fitzgerald - ticker CAEP. I think that just happened recently, I think maybe six to eight weeks ago or so, maybe a little bit less so very interesting talking to you and looking forward to following your story as you go public because one of the most interesting things I’ve found here is that you’re actually profitable and cash flow positive, from what I remember. I don’t think I’ve ever seen that for a SPAC going public so, this is a really intriguing opportunity. And of course I always like to invest in leaders in a particular industry –

looks like you are the leader in the hookah industry so that’s the high level overview. Now, that being said, let’s bring on Dougie Fresh Picks – good morning, Dougie.

DFP: Good morning, everybody - how are you guys? Doing great.

SB: Good – good morning, Dougie.

Host: Great, I don’t know if you saw the last interview we did with him, but we have a bunch of interesting things to talk about today. The first thing I want to ask you Stuart is has there been any new catalysts or updates since we last spoke to you?

SB: We’re just progressing towards that listing that we’re forecasting will be in the first half of 2026. On the business front, we actually launched a new product in Germany about ten days ago called Crown Switch which is a vape that is actually using a very, very advanced technology called the quantum chip. So traditional vapes actually heat the liquid with a coil and wick and they have ceramic as the wick and if those devices overheat you can run the risk of inhaling some heavy metals or ceramic particles whereas this new product eradicates that. So, it uses a totally different way of actually heating the liquid. It makes the molecules a lot smaller as well so very efficient to inhale, so we’re very excited about that and Germany is the first market that we have launched that product in.

Host: @DougieFreshPicks do you know what he is talking about, have you ever smoked a vape?

DFP: Oh yeah, absolutely. I’ve smoked vapes, hookahs. I’m a big cannabis guy so I definitely know the industry. Obviously they’re a little different. You can’t use cannabis in a hookah but its kind of a similar concept, I’ll say. But hookah is way more involved where you have the charcoal. You have to really clean them out. A bong or a smoking device for cannabis you just kind of clean your water and go with it.

SB: Have you ever put a hookah together, Dougie?

DFP: I have never done it. I’ve seen people do it - I don’t know how to do it to be honest with you, its pretty intricate, you’ve got to really know what you’re doing.

SB: You need a degree.

DFP: Yeah, you practically do. You need a Science degree to put a hookah together, it’s weird.

Host: So, Dougie, what do you think about this new vape, this new technology – did you understand what he was talking about with the new Quantum Chip and that Crown Switch?

DFP: Absolutely because in vape technology obviously you push a button and then it heats up the actual device so whatever the device is made out of, and a lot of these devices, and I’m not talking about your device but I know in the cannabis industry, a lot of the devices are made overseas in China so you have to be careful with what you’re getting, what kind of product you’re actually getting, and what he’s saying is one hundred percent right, so as you push the buttons, there’s usually different settings on these vapes to make them different temperatures and they can give very very hot and you’re obviously exposing metals and you’re ingesting it. So people realise that vaping – it is supposed to be a little bit safer, they think, as you inhale it but obviously if you’re lighting up toxic metals and inhaling that, it’s not a great idea so totally understand what he is saying.

Host: So that’s the main benefit, Stuart – it’s healthier, is that?

SB: Well you know, obviously it reduces the risk.

Host: or not as dangerous, I shouldn’t say healthier.

SB: What we’ve talked about, and it also the actual particles or molecules that come through in the vape are smaller so that means that actually it can go into the lung, into the body much more efficiently. I think in the coming years we will see lots of innovation in this space and vape technology will improve over time.

Host: So, what kind of initial distribution do you have going on in Germany and what are your roll out plans for that?

SB: Yeah. so, in Germany we run an online distribution both B2B and B2C so these products are available on our hookah, on rather, our ShishaWorld platform in Germany. So, if anybody is watching this morning from Germany then they could go onto that website. We’ll then look to roll it out into other European markets and then we’ll look to the US once we’ve got registrations done and clearance.

Host: And what can you tell me about the TAM for this vape, what kind of market share are you getting?

SB: Well, vape globally has a huge TAM - we’re talking 30 billion dollars and that’s growing in Western markets at 4-5%, year on year. It’s an exciting space to be in - as people who are looking to quit smoking and still enjoy having their nicotine they move to vape technology.

DFP: Is it like a traditional vape that we do see normally. Like usually they’re like a little kind of stick or a butt and you push them and they have different temperature gauges – can you explain how your vape works?

SB: Yeah, it looks pretty similar – long form but the chip is what defines it from everything else that’s out in the market. It’s new tech, its cleaner, it’s efficient and we’re very excited to launch it and see how it goes in the first market that we launch.

DFP: so that chip gets heated up, that’s how it actually produces, I would say the flammable but that’s not , it produces the heat that’s actually, you know, make it lit?

SB: Well, it’s actually the chip that’s got many many nano holes in it, so the liquid gets forced through that and vaporises – so it’s a different way of doing things.

DFP: Oh, very nice, you’re taking the combustion part of it, out of it and that’s very important, that’s the word I was thinking of – combustion, so you remove the combustion part and you can remove a lot of the toxins because obviously, like you had mentioned before, you heat up these elements and you’re going to leak them in to whatever you’re ingesting and, obviously inhalation, you’re taking it directly right into your body and into your lungs immediately so you do want to use the safest products so yeah, that’s pretty interesting that quantum chip – I’ll have to look into that for sure.

SB: Yeah.

DFP: Obviously it’s not available over here yet but … how soon do you think you can get it into the US?

SB: Well, for these products, in the US, you have to go through the right registrations and that can take time depending on when you submit your documents and get them approved by the right government body. So, it’ll take a little bit of time before it is in the US. Every market is different, registrations in some markets in Europe are a lot faster but FDA approval in the US takes a little bit of time.

Host: Stuart, I wanted to circle back to the financials a little bit and get a sense for, you know what, some people may not have seen that first interview with you, lets just quickly overview the revenue and profit of the company. Pretty impressive. Because from there what I want to try and get a sense of, if this vape is successful, what does that mean relatively speaking to your current revenue base? What is the opportunity here? So why don’t we start with your current financials.

SB: So, you know, looking back at 2024, the core business delivered an NTO or a revenue, net revenue of close to three hundred seventy five million dollars. The margins in the core business are very attractive. So that's a 60 percent margin. And that drove an adjusted EBITDA of around one hundred and fifty million U.S. dollars. But I suppose importantly, at a consolidated view, our net operating cash flow was one hundred and forty nine million dollars. So it's not just a company that, you know, sells a lot and generates a lot of profit. But most importantly, it generates a lot of cash as well. Like, you know, like traditional tobacco businesses.

Host: Yeah, that is so impressive for SPAC. You just don't see that. But then what is the most of this revenue is coming from? From which product right now?

SB: From our hookah molasses.

Host: Hookah molasses. That's the flavoured tobacco, basically, that you put in the hookah?

SB: Exactly. That's what Dougie was talking about. He was talking about when you, you know, you put the hookah together. We call it molasses because it looks a little bit like jam. It's made of, you know, around or under 20 percent of it is tobacco. Then you've got glycerin, then you've got fructose and then you've got flavourings. And it's, you know, quite wet, but it's malleable. And you place it in the cup at the top of the hookah. And then there's a heat source above it.

Host: Right, ok.

SB: We actually make, the hookah molasses.

Host: All right, cool. I think I'm going to bring in a second my colleague from the back studio. He probably has a comment on this. But before I go there, so what I'm trying to get to. So you have $375 million, mostly from this hookah molasses. And then now you're going into vapes. So just to get a qualitative understanding, like, what is your goal with this? Is this something that can incrementally add to your revenue? Is this something that can be a bigger product than your hookah molasses? Is something that could be 50 percent of your hookah molasses? Why don't you kind of guide for us what you're thinking in terms of the potential here for this new vape technology?

SB: Yeah, so we are, you know, we're the global leader in hookah molasses. You know, we, as an example, in the US, we've got over a 60 percent share of the market.

Host: Wow, that's big.

SB: And we're very cash generative. And we have chosen to invest some of that cash into innovation, into building research, development teams, into building capabilities in the organisation to come up with new innovations and actually take those into adjacent nicotine spaces. Right. So, you know, it makes great sense for us to take our brands, take our know-how, take our quality into what are other large towns. So, you know, we're now in a position where we're able to start bringing these products to market. And obviously the plan would be that over time we will learn about these new spaces and grow our share in them. And of course, it can be a real accelerator to the growth of our core business.

Host: OK, but is it something that could be like the same size or is it smaller or is it bigger? Just can you kind of...

SB: Well, as a town, as a town, the total vape category globally is larger.

Host: OK, got it. That's what I need to know. All right, Rhett, let's bring you back. Oh, we've got four people here. Rhett, what's going on?

RF: Good evening, Stuart. How's it going? So I actually went to a vape shop yesterday and I was talking to the guy and he started geeking out once he found out that I was actually interviewing you guys today. So he said your product is actually their bestseller in their store. So that's amazing to hear between the vapes, but specifically like what we were talking before. So this is for the molasses, I believe, for your hookahs.

SB: That’s right, yeah. So that's one of our state flavours, Rhett, you've got there.

RF: And then he started also talking about the Snoop Dogg and how he was trying to get his boss.

Host: He knew about that. Wow.

RF: Yeah, he knew about it. These guys are staying very informed with your company. So my next question for you guys is like with your digital online footprint, where are you guys looking to expand next with like big collaborations? Like you have Snoop Dogg, like is there anyone next in the pipeline for that?

SB: So, yeah, so we have Snoop. We also have a collaboration with Cookies. I don't know if you guys are familiar with Cookies.

RF: Yeah.

SB: So we also do some hookah molasses range with Cookies. Look, it's early days in these collaborations. The response has been, you know, very, very good. A lot of people are excited about it. A lot of people are looking for new news in the category. We are the category in the U.S. market. And so it was only right for us to bring that little extra bit of excitement. I think in the future we will continue to look for different collaborations in different markets where we see that it's going to be relevant. It's such a fun space, right? I mean, you know, Rhett, you talk about you went into the shop and the guy knew about it. It really is. You know, people do love this category. They get very, very passionate about it because it takes so long to put it together. You know, they invite their friends over and say, well, let's enjoy a hookah together. And it is that, you know, it's that social experience that really defines the category. And, you know, it's exciting when people like Snoop are happy to be associated with it because he also likes the culture of it.

RF: Yeah, the lifestyle of it, definitely. And then my next thing, too, is the guy was super excited about and he thinks that's going to be the biggest thing coming to the market is the hookah. I was showing him online and he's like, wow, that definitely is going to.

Host: Did he know about that beforehand?

RF: No, he did not know about it.

Host: Oh, you showed it to him?

RF: Yes, I showed it to him and he's like, man, I got to tell my boss all about this. So I'm sure around this area, it's going to start spreading. You may see guys start getting emails about that.

SB: Yeah.

RF: Just my other.

SB: Yeah. Yeah. No, no. This is super. I don't know if you saw this last time I was on. I was, I was talking about this is this best described as a sort of a Nespresso device for, you know, for the hookah category. So it's capsules, you load it, you take the charcoal out of it. I said earlier that it takes about half an hour to put, you know, 25 minutes to put a hookah together. This literally takes you five minutes. It's very clean.

Host: When is that going to be available in the States?

SB: So you can get it in the States if you go to hookah.com,

Host: Online, ok.

SB: which is our website in the States, or even ooka.com. You can find it there and we'll ship it to you.

Host: Cool.

SB: With the pods that you want to try.

Host: So I'm just curious. So there's no coal in that. So it's cleaner. I'm wondering, is there less like of a second-hand smoke issue with this? Like, can you kind of do it at home?

Host: So, Ben, you know, it's actually a cloud, right? So, you know, with hookah, there isn't combustion. So it's not smoke. You're actually heating it rather than combusting it. So, you know, the molasses vaporises and turns into this cloud. So, you know, we don't describe it as smoke. You know, smoke comes from a cigarette, from when you actually combust the cigarette. The chemistry of a cloud of a hookah or a Ooka device is very, very different from the chemistry of smoke coming from a cigarette. Because there isn't this combustion, right? So, you know, if you talk about second-hand smoke, it's shall we call it second-hand cloud in this instance, right? Very different. And if you go to our website, actually, which is, you know, air.global and go to our science page, you'll see research on this, you know, which better explains from a science point of view and from people who've researched this and studied it, what the difference is between, you know, a hookah, a cigarette and an Ooka.

Host: Stuart, you got to get us a coupon code for our story trading listeners. I'm sure a lot of people listening would love to go to your website and buy some stuff.

SB: Yeah. Well, yeah, maybe we'll do that next time. That's not a bad idea.

RF: We have a few other questions in terms of your lifestyle focus, the conferences. Have you guys been attending any of those? And if so, which ones? So like the Morgan Stanley Global Conference and Retail Conference.

SB: Ah, OK. So look, we're at the beginning of this journey. I actually personally went to a Barclays conference a few years back in Boston. But we'll be looking to go to an ICR conference down in Orlando in January next year.

RF: It's right around here. Yeah.

SB: Yeah, exactly. RF: So we could meet in person.

RF: Yeah, definitely.

SB: Yes. And we'll, you know, we'll obviously get on that on that cycle. The more potential investors we can meet, the more people we can tell about our business and understand about our business. I'm sure the more interest that we're going to be able to generate over time when people understand our story and what we're doing and how our core business is, you know, a growing lifestyle phenomenon because people enjoy it because it's fun, because it's time with your friends and family takes you a little bit off offline. And also the potential of some of these new innovations that we're going to be bringing to market as well. So beginning of the journey, but we'll be getting out there. And of course, having the opportunity to talk to you guys and your listeners as well, you know, allows us to get the word out there. And maybe people can follow us and maybe try our products if they enjoy hookah.

RF: Definitely.

Host: Yeah. Yeah. Sounds great. I wanted to ask you about the timeline for the SPAC merger. And maybe if you don't mind, because a lot of people might not be educated on this. I'm certainly not an expert on it. But what are the next steps that have to happen? Forget about the timeline for a second, but what logistically, what are the next filings or the next steps that have to happen until you can go public?

SB: Yeah. So now it's really all about filings with the SEC, you know, an F-4 filing. And then the SEC takes about a month. They come back and say, well, you know, you need we need more information on this. We need to upgrade this. And this can go back and forth three, four times, sometimes more, depending on, you know, what questions they ask. And then there's also the financial aspect. Right. So, you know, any financials go stale after 135 days. So you need to time your final, you know, F-4 submission with the latest financials. And if you're getting, you know, close to the end of that period, you get that in and then they give you the all clear.

Host: I see.

SB: So hence when we talk about, well, when will we actually be listed? We don't know the exact date.

Host: Right.

SB: That's why we say, you know, during the first half of 2026.

Host: So has the initial F-4 been submitted and filed with them?

SB: Not yet, but we are expecting that happening in the next 10 days.

Host: OK, next 10 days F-4. And is that something that who's primarily responsible for that? Is that Cantor Fitzgerald that's doing that or is that your firm putting that together?

SB: So lots of lawyers are involved in this process. Obviously, we have our lawyers, Cantor have their lawyers, the bankers have their lawyers. Everybody needs to get comfortable with the submissions. And then when that's done, it goes in. So we're going through that process at the moment.

Host: Got it. So within the next 10 days, we're going to give you the first F-4 filing and then there can be a back and forth. And so we don't know the time. Have you heard anything from through the grapevine of with this new administration and the SEC? Are they being more difficult or easier on SPACs in this process with the F-4s?

SB: I haven't. But what I can tell you is that the regulations and requirements of SPACs were tightened up in 2024. So, the expectation is that, you know, there's more information that you need to provide now, which is a good thing. But in terms of the time and efficiency, I think it's still the same. So no, no change in the time of process, but changing, you know, in the requirements of what you need to submit. Right. These are pretty deep documents that talk about what the company does, how it does it. Obviously, there's historic financials in there, you know, all designed to, you know, be transparent and help people, you know, understand and know what they're going to be potentially investing in.

Host: OK. And just for those who missed that first interview, can you just recap for us what the valuation of this deal is, what your company is being valued at? And I guess an implied ten dollars a share of CAEP and how much money you'll be getting from this deal?

SB: Yes. So enterprise value one point seven five billion dollars by the end of this year, we're looking at a net debt of around two ninety three to ninety five million dollars. So the implied equity value is one four five six. So close to one and a half billion. Through this process, you know, we're not looking to raise capital. So we're not raising a PIPE or anything like that. So we will not know how much cash comes into the business until we actually list. Because that's the time when the SPAC investors decide whether they want to redeem or, you know, carry on with the journey.

Host: So if I did the math right, that's about an eleven times EBITDA?

SB: Yeah. Yeah, that's about right.

Host: That's crazy to see that kind of valuation on a SPAC. I mean, this is not one of those things. I don't think I'm lucky. Well, once we see all the F-4s and we get closer to the trading, I don't think this is one of those situations. Sometimes when the SPACs come out, they'll like violently drop to like three or four dollars within a day. It's crazy. I don't think that's in the cards for you. You have this valuation for pretty impressive. If you do get some money, you know, depending on the redemptions of people redeem or not, what do you have? How much what's your cash balance now? What would you do with and if you get additional money, what would you do with that?

SB: Yeah. So, you know, by the end of the year, cash on hand will be over, you know, a hundred million dollars. If we do have debt, we do have debt. I mean, leverage is, you know, close to two, certainly below two and a half. So leverage is within our target range. Obviously, you know, having a healthy balance sheet allows you to accelerate plans where you see the opportunity to do so.

Host: Yeah.

SB: And it can also give us the opportunity to do some bolt-on the M&A if we think it's accretive and makes sense. And otherwise, there's always the option for share buybacks if we do or, you know, or dividends. So we'll decide depending on what the situation is.

Host: Oh, that all sounds great. I think maybe we touched on this last time, but any plans to get into cannabis at all?

SB: No plans to get into cannabis.

Host: Okay. And all right. We got a few minutes left. I just want to make sure I squeeze all my financial questions in. So, Rhett, Dougie, have you got any other questions back to you guys?

DFP: Yeah, I definitely do. So that quantum chip, is that something that you have a patent for or can patent?

SB: Well, actually, actually, we work very closely with a Canadian company called Green Tank Technologies. And it's actually their tech. Okay. And we are using that chip in a new product we have, which is called Vant. Right. Which is a product that's that gives you functional benefits, Dougie. So imagine rather than drinking a cup of coffee, being able to inhale caffeine in a really efficient way. Okay. So not having the sugar, but getting the same impact. Or, you know, if you want to relax before going to bed at night, being able to inhale valerian root, passionflower, rather than having to take the pills to do it. Right. This is what this device is doing. We're testing this out in the market and we have exclusivity on the use of that chip in this particular category. But we're also, you know, using the chip in the in the vape space as well, because we get on very well with the guys at Green Tank. We think it's a wonderful innovation that they have. So, we're working very closely together with them on it.

DFP: Yeah, no, that's a that's definitely going to be a huge thing in the vape industry. And the vape industry is huge, Ben. It's a giant. So for them to be able to get into that space, it could really catapult some numbers for you guys. I could see that.

SB: Yeah.

RF: So how are you guys looking to address with the van getting into that like whole industry there as a whole, because I feel like it's pretty hard tapping in. So what are you guys doing now to position yourselves when you take it internationally?

SB: So, Rhett, we're, you know, we're test marketing this at the moment in in Spain and in the US. Right. So different consumers, different places. We're learning about it, learning to see, you know, which benefits people value the most, whether it's relaxed, whether it's energy, whether it's zone focus or zen. And, you know, we're taking those learnings and probably our next step will be that we'll begin to slightly expand that distribution footprint and, you know, take more and more feedback from the consumers and make self corrections where we where we need to with the product. But it is a new space. You're right. But interestingly enough, it's a space that people want filled. Right. If you talk to people, what benefits are you looking for? This is where everyone would love to sleep well at night. Right.

RF: Yeah.

SB: I mean, who wouldn't want to do that? I mean, if you can crack back, then, you know, that's a really exciting space.

RF: Awesome. And then in terms of like the other stuff, too, I know because a lot of this whole there's a whole new thing going to with these little pouches as well.

SB: Yeah.

RF: And they're like, like push towards that whole different from the nicotine aside, just like this whole push towards like Lion’s mane and stuff like that. So I definitely market is emerging.

SB: You're right, Rhett. You're absolutely right. Yeah. At the moment. I mean, again, that's another huge time. Right. These nicotine pouches, that's another 30 billion out there. And that's growing even faster than the vape space. We have products going into nicotine pouches as well. But you're right, Rhett. In the future, it's not just going to be about nicotine. Right. There'll be nicotine, caffeine pouches, there'll be valerian brew pouches, all of these sort of benefits that people see can improve their lives and their experience. They're all going to come into all of these different formats.

RF: Awesome. I'm looking forward to it. I may have to try one of those out.

Host: Awesome. Thank you, guys. Right up at the end of our time. Rhett, Dougie Fresh. Thank you so much for joining. You guys know a lot more about this, these products and industry than I do. So, it was really helpful to have you guys on. Thank you, guys.

RF: Cheers.

Host: And Stuart. So we'll see you again soon, hopefully with an update. So ticker CAEP. Make sure to add that to your watch list.

SB: CAEP. Yeah. And when we close this transaction, we'll go to AIIR.

Host: AIIR. So, CAEP to AIIR. So, the next catalyst to look for is that form F4, filing with the SEC. And I'm really interested to see how your stock trades after it does merge. Because like I said, this is probably going to be the first SPAC that I look at and check out the price action after the merger. That is cash flow profitable and trading in an EV to EBITDA. So it'll be really interesting to see the behaviour of this SPAC, because usually they're wild. But maybe this one will be a little easier for investors. So I'm looking forward to that.

SB: Excellent. Great talking to you, Brett.

Host: Yep. Take care.

SB: Bye now. Cheers. Bye bye.

Additional Information and Where to Find It

Pubco and CAEP intend to prepare, and Pubco intends to file with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CAEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination pursuant to the Business Combination Agreement (the “Business Combination”) and any related transactions (together with the Business Combination, the “Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of a record date to be established for the CAEP shareholder meeting for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. CAEP and/or Pubco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CAEP, PUBCO, AIR AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CAEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to AIR Limited, via email at investor@air.global, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CAEP, Pubco, AIR and their respective directors, executive officers, and certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CAEP’s shareholders in connection with the Transactions. A list of the names of such persons, and information regarding their interests in the Transactions and their ownership of CAEP’s securities are, or will be, contained in CAEP’s filings with the SEC, including the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CAEP’s shareholders in connection with the Transactions, including the names and interests of CAEP’s, Pubco’s and AIR’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco, AIR and CAEP, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CAEP or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Transactions involving Pubco, CAEP and AIR, including expectations, intentions, hopes, beliefs, prospects, financial results and plans regarding Pubco, AIR, CAEP and the Transactions, statements regarding the anticipated benefits and timing of the completion of the Transactions, the anticipated time of the first confidential submission of a registration statement on Form F-4 with the SEC and the timeline for SEC’s review of the F-4 registration statement, anticipated use of proceeds, entry into certain agreements subsequent to the entry into the Business Combination Agreement, the satisfaction of closing conditions to the Transactions, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors, investor benefits, regulatory conditions, competitive position, technological and market trends, future financial condition and performance and expected financial impacts of the Transactions, the satisfaction of closing conditions to the Transactions and the level of redemptions of CAEP’s public shareholders, and Pubco’s and AIR’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CAEP’s securities; the risk that the Transactions may not be completed by CAEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of CAEP’s shareholders; failure to realize the anticipated benefits of the Transactions; the level of redemptions of CAEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CAEP Class A ordinary shares or the Pubco ordinary shares; the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; costs related to the Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business; risks related to increased competition in the industries in which Pubco will operate; risks that after consummation of the Transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan including due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s ordinary shares will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, CAEP or others following announcement of the Transactions, and those risk factors discussed in documents that Pubco and/or CAEP filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CAEP’s Quarterly Reports on Form 10-Q, and the Registration Statement that will be filed by Pubco and AIR and the Proxy Statement/Prospectus contained therein, and other documents filed by CAEP and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CAEP, AIR and Pubco presently know, or that CAEP, AIR and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CAEP, AIR and Pubco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CAEP, AIR and Pubco gives any assurance that any of CAEP, AIR or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or Pubco or any other person that the events or circumstances described in such statement are material